CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated May 1, 2026, and each included in this Post-Effective Amendment No. 171 to the Registration Statement (Form N-1A, File No. 2-88816) of BNY Mellon Strategic Funds, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 20, 2026, with respect to the financial statements and financial highlights of BNY Mellon Active MidCap Fund (one of the funds constituting BNY Mellon Strategic Funds, Inc.) included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2025, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

April 27, 2026